UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                                  ASTRALIS LTD.
-----------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     046352
-----------------------------------------------------------------------------
                                 (CUSIP Number)

-----------------------------------------------------------------------------

       DONALD NICHOLSON                             KATHRYN A. CAMPBELL, ESQ.
        SKYEPHARMA PLC                               SULLIVAN & CROMWELL LLP
        105 PICCADILLY                                   1 NEW FETTER LANE
   LONDON W1J 7NJ, ENGLAND                           LONDON EC4A 1AN, ENGLAND
       +44 20 7491 1777                                  +44 20 7959 8900
-----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 1, 2004
-----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) 13d-1(g), check the following box [__]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1. Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     SkyePharma PLC/330387911
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group          (a)  [   ]
     (See Instructions)                                        (b)  [ X ]
-----------------------------------------------------------------------------
3.   SEC Use Only

-----------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     WC
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                              [   ]
-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     England and Wales
-----------------------------------------------------------------------------
                            7.     Sole Voting Power
                                   0
                           --------------------------------------------------
         NUMBER OF          8.     Shared Voting Power
          SHARES                   25,220,000
    BENEFICIALLY OWNED     --------------------------------------------------
     BY EACH REPORTING      9.     Sole Dispositive Power
        PERSON WITH                25,220,000
                           --------------------------------------------------
                            10.    Shared Dispositive Power
                                   0
-----------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         25,220,000
-----------------------------------------------------------------------------
12.      Check if the Aggregate Amount In Row (11) Excludes Certain Shares
         (See Instructions)                                             [ X ]
-----------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         34.5%
-----------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         CO
-----------------------------------------------------------------------------

         SkyePharma PLC, a company incorporated under the laws of England and Wales ("SkyePharma"), hereby amends and supplements its Statement on Schedule 13D, as heretofore amended and supplemented with respect to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Astralis Ltd., a Delaware corporation (the "Issuer"). Except as amended and supplemented hereby, SkyePharma's Statement on Schedule 13D as heretofore amended and supplemented remains in full force and effect.

Item 4. Purpose of the Transaction.
        ---------------------------

         Item 4 is hereby amended to read as follows:

         SkyePharma is evaluating the business and business prospects of the Issuer, and its present and future interests in, and intentions with respect to the Issuer, including the possibility of acquiring additional shares, seeking amendments to agreements in place between SkyePharma, the Issuer and/or other shareholders, exercising its rights pursuant to its agreements with the Issuer and/or other shareholders, or seeking to influence the selection of candidates for election to the Board of Directors, any or all of which could involve SkyePharma obtaining significant influence or control over the Issuer. Notwithstanding the foregoing, SkyePharma may also consider disposing of all or part of its investment in the shares of the Issuer at any time.

Item 5.  Interests in Securities of the Issuer.
         --------------------------------------

         Item 5 is supplemented to include the following:

         On July 28, 2004, Astralis Ltd. announced that Chief Executive Officer Mike Ajnsztajn ("Mr. Ajnsztajn") and Chief Financial Officer Gina Tedesco ("Ms. Tedesco") submitted their resignations effective immediately as members of the Issuer's Board of Directors and effective as of August 26, 2004 as Chief Executive Officer and Chief Financial Officer, respectively. According to a current report filing by the Issuer on Form 8-K, Gaston Liebhaber ("Mr. Liebhaber") resigned on September 22, 2004 from the Issuer's Board of Directors, stating in his resignation letter that he is resigning because he is retiring and relocating.

         As a result of Ms. Tedesco's resignation, pursuant to the terms of the Stockholders Agreement, dated as of December 10, 2001, among SkyePharma, the Issuer and the other stockholders listed therein, as amended on January 20, 2004 (the "Stockholders Agreement"), Ms. Tedesco shall cease to have the right to require the other parties to the Stockholders Agreement to vote the shares held by such parties for a director designated by Ms. Tedesco and to the other rights as a founding shareholder as specified therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -------------------------------------------------------------

         Item 6 is supplemented to include the following:

         The Issuer reported in its most recent filing on Form 10-QSB that in June 2004 it transferred to FPP Capital Advisors the Issuer's right to repurchase 1,250,000 shares of Common Stock from SkyePharma subject to and in accordance with the same terms and conditions of the Call Option Agreement between SkyePharma and the Issuer, dated January 20, 2004 (the "Call Option Agreement"). The Issuer retains the right to repurchase the remaining 11,250,000 shares of Common Stock from SkyePharma pursuant to and in accordance with the terms of the Call Option Agreement.

         As described in Item 5, as a result of Ms. Tedesco's resignation, pursuant to the terms of the Stockholders Agreement, Ms. Tedesco shall cease to have the right to require the other parties to the Stockholders Agreement to vote all shares held by such parties for a director designated by Ms. Tedesco and to the other rights as a founding shareholder as specified therein.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2004

                                      SKYEPHARMA PLC


                                      By: /s/ DONALD NICHOLSON
                                          -----------------------------
                                          Donald Nicholson
                                          Chief Financial Officer